EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the five years ended December 31, 2016, the computation of ratio of earnings to fixed charges is as follows (dollars in thousands):

	2016	2015	2014	2013	2012
Earnings:
Income before taxes	$281,816	$326,840	$386,368	$401,162	$329,693
Fixed charges	305,152	290,345	286,501	257,398	254,161
Total earnings	$586,968	$617,185	$672,869	$658,560	$583,854
Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$305,099	$290,273	$286,428	$257,322	$254,073
Estimate of the interest component of rental expense	53	72	73	76	88
Total fixed charges	$305,152	$290,345	$286,501	$257,398	$254,161
Ratio of earnings to fixed charges	1.92	2.13	2.35	2.56	2.30